Exhibit 99.2
                                [GRAPHIC OMITTED]


                                  RELEVANT FACT

GERDAU S.A., in compliance with Regulation CVM no 358 of January 3, 2002, announces to its shareholders and investors that its subsidiary GERDAU HUNGRIA HOLDINGS LIMITED LIABILITY COMPANY signed on this day, together with two Spanish companies, one of them a company belonging to the Santander Group, and the other composed of the main executives of the current administration of the Sidenor Group, as the Purchasers, and Industrias Ferricas del Norte Inversiones, S.L., as the Seller, through a purchase agreement for the acquisition of all the capital stock of CORPORACION SIDENOR, S.A., in Spain.

The participation in the capital stock of Corporacion Sidenor, S.A. will be as follows: 40% will go to Gerdau Hungria Holdings Limited Liability Company, 40% to the Santander Group company, and 20% to the Sidenor executives holding company.

The amount agreed upon for the acquisition of the entire capital stock of (euro) 443,820,000.00 in addition to a variable portion to be determined in the future, and which is estimated at (euro) 19,500,000.00, which will be paid by Gerdau Hungria Holdings Limited Liability Company. Each participant will pay the amount proportional to the investment made with funding of their own. The acquisition agreement will be submitted to the appropriate regulatory authorities.

Corporacion Sidenor, S.A. is a holding company that controls Sidenor Industrial, S.L. (www.sidenor.com), which is the largest manufacturer of specialty long steels as well as forged and molded parts in Spain along with being one of the main manufacturers of forged parts by stamping in that country. Sidenor Industrial has three steel production units, located in Basauri, Vitoria, and Reinosa. In 2004, the company sold 688 thousand metric tons of finished products. Sidenor Industrial also has a subsidiary, Forjanor, S.L., for the production of foundry for stamping, with plants in Madrid and Elgeta. Forjanor sold 25 thousand metric tons of products in 2004. In Brazil, Corporacion Sidenor, S.A., through is subsidiary Sidenor Internacional, S.L., has an investment of 58.44% in the capital stock of Acos Villares S.A. (www.villares.com.br), a producer of specialty long steels and cylinders for rolling mills and has industrial units in Mogi das Cruzes, Pindamonhangaba, and Sorocaba, all in the state of Sao Paulo, and sold 646 thousand metric tons of finished products in 2004.

The buyers of Corporacion Sidenor, S.A., through Sidenor Internacional, S.L., will present a request to CVM to register the public offering to acquire stock due to the change in control, with no intention to go private, as per Regulation 361/02 of the CVM.

Gerdau, with 104 years of history and an installed capacity greater than 16 million metric tons of crude steel per year, is the largest producer of long steel products in the Americas and the 13th largest steelmaking group in the world. It is present in Brazil, Argentina, Canada, Chile, Colombia, the United States, and Uruguay with its 29 steelmaking units. It focuses on the steel sector and caters to the civil construction, industrial, and agribusiness sectors. Its operations are for the most part based on the concept of market mills in which the raw materials are purchased locally and the products are also sold in the same region they are produced.

This new stockholding represents a significant investment in the industrial segment where Gerdau has consolidated experience. This investment opens the path to enter the strategic European Union market. Furthermore, this stake acquisition allows the Company to open an important channel with the large international carmakers as well as access to production, administrative, and industrial management know-how of one of the largest suppliers of this sector in the world, which is in perfect harmony with the Company's long-term growth and globalization plan.

                       Rio de Janeiro, November 15, 2005.

                               Osvaldo B. Schirmer
                            Executive Vice-President
                         Director of Investor Relations